

Mailstop 3233

December 15, 2015

<u>Via E-mail</u>
Harold Hofer
Chief Executive Officer
Rich Uncles REIT, Inc.
3080 Bristol Street Suite 550
Costa Mesa, CA 92626

> **Re:** **Rich Uncles REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 23, 2015**
> **File No. 333-205684**

Dear Mr. Hofer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2015 letter.

<u>General</u>

1. Please revise your filing to include financial statements for the fiscal quarter ended September 30, 2015.

2. We note your response to comment 1 of our letter dated August 11, 2015. We will continue to monitor your filing for disclosure required by Industry Guide 5.

3. We note your response to comment 1 of our letter, and your revised disclosure on the cover page under the heading "Suitability Standards." We further note that your risk factor disclosures state that you are not required to pursue a liquidity event "by a specified date." Please revise your risk factor disclosures throughout to state that you are not ever required to provide a liquidity event. In addition, please clarify, if true, that there is no public market for your shares.

4.   We note your response to comment 6 of our letter dated August 11, 2015, and your statement that you believe the Repurchase Program is consistent with the relief granted by the Division of Corporate Finance in prior no-action letters. Please advise us supplementally of the specific letter(s) that you believe support your conclusion. We may have further comment.

5.   We note your response to comment 7 of our letter. We further note that your disclosure, including on the cover page and pages 35 and 99, indicates that there is no minimum offering size applicable to this offering. Please revise your disclosure to remove references to a minimum offering size, including on pages 12, 35, 62, and A-10, and in the fee tables starting on pages 3 and 44, or advise us why you believe such disclosure is appropriate.

Prospectus Summary

How will your sponsor and advisor be compensated for their services?, page 3

6.   We note your response to comment 5 of our letter. Please revise your disclosure in the fee tables starting on pages 3 and 44 to clarify, if true, that you are presenting the estimated acquisition fees assuming use of your target leverage, or revise your disclosure in these sections to present the estimated acquisition fees assuming you utilize your target leverage.

7.   We note your response to comment 6 of our letter. We continue to believe that you should revise to clarify how distributions to the shareholders may impact the calculation of the subordinated participation interests as it appears fees and reimbursements could be deferred to increase cash flow from operations. Please consider providing an example detailing how this fee will be calculated.

Estimated Use of Proceeds, page 35

8.   We note your statement in footnote 1 to the table on page 35 that you will reimburse your sponsor for all organization and offering expenses to be paid in connection with this offering, including charges of your escrow holder. Please advise us of the role the escrow holder will play in this offering, in light of your disclosure, including on the cover page and pages 35 and 99, indicating that there is no minimum offering size applicable to this offering.

Management

Executive Officers and Directors, page 37

9.   We note your response to comment 9 of our letter. We continue to believe you should revise your disclosure in this section to state each executive officer's term of office as officer and the period during which he has served as such. Refer to Item 401(b) of Regulation S-K. Additionally, please revise your disclosure to identify the dates during which each such person held each of the positions described in his respective biography. By way of example only, please identify the positions held by Mr. Desai at Monster Energy and TransWorld Media during the past five years and the dates during which he held such positions. Refer to Item 401(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

10.   We note your disclosure stating that you intend to solicit the shareholders and limited partners of Rich Uncles I to become limited partners in the Operating Partnership in exchange for their ownership interests in Rich Uncles I. Please tell us what, if any, steps you have taken to date to solicit interest or engage the shareholders and limited partners of Rich Uncles I. In addition, please advise us of the exemption from registration applicable to this transaction, and please describe briefly the facts relied upon to conclude that such exemption is available. We may have further comment.

11.   We note your disclosure in this section indicating that you may use proceeds from this offering to pay down principal indebtedness, "including [y]our acquisition line of credit." Please revise your disclosure to clarify whether you are currently a party to any line of credit.

Division of Trading and Markets

12.   We note your response to comment 7 of our letter dated August 11, 2015. Please tell us whether Rich Uncle's REIT intends to participate in any online auction platforms that match buyers and sellers of shares in non-traded public REITs. If so, please explain to us how such participation is consistent with the Oct. 22, 2007 class exemptive letter.

13.   Please supplementally provide us with detailed explanations of (1) each type of remuneration or reimbursement, and its amount and source, received or to be received by the Company and each associated person and affiliate of the Company, including Hofer, Wirta, the Company's sponsor and advisor, and each parent company, direct and indirect owner, affiliate, officer, director and employee of the Company's sponsor and advisor, in connection with the offering, purchases and sales of the Company's securities, the operation of the Company and its sponsor and advisor, the acquisition, transfer and liquidation of assets and securities held by the Company, and the dissolution and any restructuring of the Company, and (2) the reasons for the receipt of each such type of

remuneration or reimbursement, including ownership interests, contracts, arrangements and understandings, and services performed or to be performed. We may have further comment.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to comments set forth under the heading "Division of Trading and Markets," please contact Brice D. Prince in the Division of Trading and Markets at 202-551-5595. Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Lee Polson, Partner
        Strasburger & Price, LLP